Exhibit 21

Subsidiaries of Village Bank and Trust Financial Corp.

Name of Subsidiary	State of Organization
Village Bank	Virginia
Village Bank Mortgage Corporation (wholly-owned subsidiary of Village Bank)	Virginia
Village Insurance Agency, Inc. (wholly-owned subsidiary of Village Bank)	Virginia
Village Financial Services Corporation (wholly-owned subsidiary of Village Bank)	Virginia